EXHIBIT 4.12

                                 AMENDMENT NO. 1
                                       TO
                   E FOR M 1991 KEY EMPLOYEE STOCK OPTION PLAN


     The E For M Key Employee Stock Option Plan is hereby amended by adding the following Section 9(c) thereto:

     "Section 9(c) Merger of Marquette Medical Systems, Inc. with Subsidiary of General Electric Company

     Notwithstanding anything to the contrary contained in this Plan:

                           (c)(i) At the "Effective Time" (as defined in Section
                  1.2 of the Agreement and Plan of Merger, dated as of September 20, 1998 (the "Merger Agreement"), among General Electric Company ("GE"), Emerald Merger Corp. and Marquette Medical Systems, Inc. ("Marquette"), each option which is outstanding immediately prior to the Effective Time shall become and represent an option (a "Substitute Option") to purchase the number of shares of Common Stock, par value $.16 per share, of GE ("GE Common Stock"), decreased to the nearest whole share, determined by multiplying the number of common shares, par value $.10 per share, of Marquette (the "Marquette Common Stock") subject to such option immediately prior to the Effective Time by the Conversion Number (as defined below), at an exercise price per share of GE Common Stock, increased to the nearest whole cent, equal to the exercise price per share of Marquette Common Stock subject to such option immediately prior to the Effective Time divided by the Conversion Number. GE shall pay cash to holders of Substitute Options in lieu of issuing fractional shares of GE Common Stock upon the exercise thereof. The "Conversion Number" means the number of shares of GE Common Stock into which each share of Marquette Common Stock is converted as of the Effective Time, determined in accordance with Section 1.5(c) of the Merger Agreement. After the Effective Time, except as otherwise provided in this
                  Section 9(c), each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related option immediately prior to the Effective Time. After giving effect to the foregoing, no option shall be exercisable for Marquette Common Stock following the Effective Time.

                           (ii) Upon the termination of employment of a holder
                  of a Substitute Option by Marquette without "Cause" (as defined below) or due to death or disability, each Substitute Option then held by such holder which is not then exercisable shall, subject to the terms of the Plan and the agreement evidencing such Substitute Option, become fully exercisable on the date of such termination of employment. For purposes of this Section 9(c), "Cause" shall mean conviction of a criminal offense, theft, fraud, breach of trust, willful violation of GE's integrity policies or refusal to perform services properly assigned following notice and an opportunity to cure.

         In all other respects, each Substitute Option shall continue to be subject to the terms and conditions of the Plan and the agreement evidencing such Substitute Option."